FORM 52-109F2

Certification of Interim Filings – Full Certificate

I, Toby Chu, Chief Executive Officer of CIBT Education Group Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of CIBT Education Group Inc. (the “issuer”) for the interim period ended May 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO’s Internal Control – Integrated Framework.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period.

In its assessment of the effectiveness in internal control over financial reporting as of May 31, 2012, the Company determined that there were control deficiencies that constituted material weaknesses, as described below:

●
In the process of documenting and improving our controls over financial reporting in the last three years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of recently acquired subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of May 31, 2012.

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

●
During the remaining period through the year ended August 31, 2012, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended May 31, 2012. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended May 31, 2012 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2012 and ended on May 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 13, 2012

CIBT Education Group Inc.

Per:      Signed by “Toby Chu”
Toby Chu
Chief Executive Officer